Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Lincoln National Corporation for the registration of 6,400,000 shares pertaining to the Lincoln National Corporation 2009 Amended and Restated Incentive Compensation Plan and to the incorporation by reference therein of our reports dated February 25, 2009, with respect to the consolidated financial statements and schedules of Lincoln National Corporation and the effectiveness of internal control over financial reporting of Lincoln National Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Philadelphia, PA
May 15, 2009